EXHIBIT 19

POLICY TITLE	INSIDER TRADING POLICY
POLICY TYPE	BOARD (Company and Bank)
GROUP	Executive	Policy Number
		Approval Date	July 2024
DIVISION	Executive	Effective Date	July 2024
		Last Revision	July 2024
Policy Owner	Chief Financial Officer, CFO

1.	Purpose

The purpose of this Policy is to help our directors, officers and employees comply with insider trading laws, to prevent even the appearance of improper insider trading and to maintain the confidence of the Company’s stockholders and the public markets in general in the conduct by our directors, officers and employees as well as by certain of our consultants, contractors and advisors to Flushing Financial Corporation and/or its subsidiaries, including without limitation Flushing Bank (the “Bank”) (collectively, the “Company”) in connection with the trading in securities.

This policy should be read in conjunction with the Corporate Communications Policy and the Investor Relations Policy.

2.	Policy Scope

This Policy covers all of the directors, officers, employees of and certain consultants, contractors and advisors to the Company and requires that each of them must act in a manner that does not misuse material financial or other information that has not been publicly disclosed.  Failure to comply with this Policy compromises the Company’s integrity and may constitute a violation of insider trading laws that impose strict penalties upon the Company and individuals.  In addition, we expect the Company’s directors, officers, and employees to fully comply with all other securities laws relating to their transactions in Company securities.

2.1 Persons Covered

All directors, officers or employees of the Company are covered by this Policy.  The same restrictions that apply to Designated Persons (as defined below) apply to a Designated Persons’ family members who reside with the Designated Person and anyone else who lives in the Designated Persons’ household (“Family”). No other family members of a Designated Persons shall be covered by this Policy unless and only to the extent that the transactions by such family members in Company securities are directed by the

Designated Person or subject to the Designated Persons’ control.

2.2 Companies Covered

The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities.  It includes trading in the securities of other entities, such as customers of the Company and those with which the Company may be negotiating major transactions, such as acquisition, investment, or sale.  Information that is not material to the Company may nevertheless be material to one of those other entities.

2.3 Transactions Covered

Trading includes purchases and sales of the Company’s common stock, derivative securities such as put and call options and convertible debentures and preferred stock and debt securities (debentures, bonds, and notes).  Trading also includes certain transactions under Company plans as set forth below.  The restrictions on trading under this Policy also apply to gifts to family members or to charitable organizations.

3.	Policy Statement

3.1 General

No director, officer or employee of the Company may, directly or through family members or other persons or entities, trade in Company securities while in possession of material nonpublic information relating to the Company.

No director, officer or employee of the Company may, directly or through family members or other persons or entities, trade in securities of any other company while in possession of material nonpublic information relating to that company which he/she obtained in the course of his/her employment with the Company.

No director, officer or employee of the Company may disclose material nonpublic information to others except as required in performance of the Designated Person’s duties to the Company or recommend to anyone the purchase or sale of any securities when the Designated Person is aware of such material nonpublic information.

Even when not in possession of material non-public information, no director, officer, or employee of the Company should comment about Company securities, whether positively or negatively, to any third party including, in particular, investment professionals. Discussions about Company securities should be managed by the Company’s CEO, CFO, and investor relations professionals. Employees may have discussions with their immediate family members and personal financial and tax advisers about employees’ personal investments in Company securities, so long as these discussions otherwise comply with the requirements of this Policy.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from this Policy.  The securities laws do not recognize these kinds of mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Certain portions of this Policy apply only to “Designated Persons” and “Section 16 Persons.”  For purposes of this Policy, all of the following persons are “Designated Persons” and the persons in items 1 and 2 are “Section 16 Persons”:

1.	Directors of the Company;
2.	Officers of the Company who have been notified by the Company that they are subject to Section 16 of the Securities Exchange Act of 1934;
3.	Officers of the Company at the level of Executive Vice President and above who are not covered by item 2;
4.	All persons reporting directly or indirectly to the Chief Financial Officer; and
5.	All Executive Assistants who work in the executive suite.

The Company’s President & CEO, COO, Director of Human Resources and CFO, are authorized to designate other groups of employees as “Designated Persons,” either permanently or on a temporary basis, and shall promptly notify the affected employees of such designation in writing. Authorizations by at least two of the above referenced officers, acting jointly, are required to designate other groups of “Designated Persons”.

Designated Persons also are required to pre-clear all their transactions in Company securities with the Company’s Director of Human Resources or CFO.  Directors and executive officers are also subject to additional restrictions on trading in Company securities.

3.2 Exceptions to This Policy

In addition to exceptions that are expressly set forth herein, the Company’s Director of Human Resources or CFO may, on a case-by-case basis, authorize trading in Company securities outside of certain (but not all) applicable trading windows due to financial hardship or other hardships, but only in accordance with the following procedures: (i) the person trading has notified such officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s), and (ii) the person trading has certified to such officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not aware of material nonpublic information concerning the Company.

3.3 Review

This Policy will be reviewed periodically, but in no event less than once every twelve (12) months and will be approved by the Board of Directors at least annually.

3.4 Consequences

3.4.1 Traders and Tippers

Individuals who engage in insider trading or tipping can be liable for substantial criminal and civil penalties, including (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million and (3) civil fines of up to three times the profit gained, or loss avoided.

3.4.2 Controlling Person Liability

If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million.  The civil penalties can extend personal liability to the Company’s directors, officers, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

3.4.3 Company-Imposed Sanctions

Failure to comply with this Policy may also subject Designated Persons to Company-imposed sanctions, including dismissal for cause, whether or not the Designated Persons’ failure to comply with this Policy results in violation of the law.

4.	Policy Administration
4.1	Authority
a.

The Company’s President and Chief Executive Officer (the “President”) has been delegated authority from the Board of Directors to implement this Policy and the President has delegated oversight of this Policy to the Company’s CFO as the individual responsible for ensuring compliance with this Policy.

b.

The CFO has the authority to implement the provisions of this Policy and to further delegate such authority as deemed appropriate. The duties of the CFO include the following: administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures; responding to all inquiries relating to this Policy; reviewing and either approving or denying all proposed trades in accordance with the procedures set forth herein; designating and announcing trading blackout periods during which trading in Company securities by specified persons is not permitted; providing copies of this Policy and other appropriate materials to all new applicable persons; administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations; assisting in the preparation and filing of all required SEC reports relating to insider trading in Company securities; and recommending to the Board revisions to this Policy as necessary to reflect changes in federal or state insider trading laws and regulations, or as otherwise deemed necessary or appropriate.

4.2	Responsibility and Accountability
a.	The Board of Directors provides oversight of the Company’s activities including Insider

Trading Policy activities.

b.	The Business Owners

The Company’s Director of Human Resources and CFO are responsible for monitoring and tracking all matters that relate to this Policy.

5.	Policy Standards

5.1 Prohibition on Trading when in Possession of Material Nonpublic Information

No director, officer or employee of the Company may, directly or through Family members or other persons or entities, trade in Company securities while in possession of material nonpublic information relating to the Company.

What is material information?

Material information is any information that a reasonable investor would consider important in making a decision to buy, sell or hold the securities.  Any information that could be expected to affect the price of the subject company’s securities, whether it is positive or negative, should be considered material.  Any questions concerning the materiality of particular information should be resolved in favor of materiality. Although it is not possible to list all types of material information, the following are some examples of the types of information that ordinarily would be regarded as material:

•	earnings results or estimates;
•	unexpected financial results;
•	proposed corporate transactions (e.g., merger; acquisition or sale of a branch);
•	changes in dividends;
•	stock splits;
•	public or private offerings of securities;
•	a change in management;
•	major new products or services;

•	elimination of major products or services;
•	major cybersecurity breach;
•	important business or regulatory developments;
•	major litigation or government investigations;
•	bankruptcy or insolvency; and
•	the resignation or termination of independent auditors.

What is “nonpublic” information?

Nonpublic information is information that has not been previously disclosed to the public and is not otherwise publicly available.  If Designated Persons are aware of material nonpublic information, Designated Persons may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully.  To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second full business day following release of the information.

Example:  If material information is publicly released on Monday, the first day a Designated Person can trade is Thursday.  If material information is publicly released on Friday, Wednesday generally would be the first eligible trading day.

How do Designated Persons know if information is material nonpublic information?

Anyone scrutinizing transactions in the Company’s securities will be doing so after the fact, with the benefit of hindsight.  As a practical matter, before engaging in any transaction, Designated Persons should carefully consider how enforcement authorities and others might view the transaction in hindsight.  If Designated Persons are not sure if particular information is material, Designated Persons should treat it as material.  If Designated Persons have any question as to whether information may be material nonpublic information, Designated Persons should check with the Company’s Director of Human Resources or CFO before trading.

Are there any transactions Designated Persons can engage in while having material nonpublic information?

There are a very limited number of kinds of transactions Designated Persons can engage in while in possession of material nonpublic information.

●	401(k) Savings Plan. Ongoing, routine contributions to the Company Stock Fund under the 401(k) Savings Plan may be continued, but only in accordance with an election made before the Designated Person learned the nonpublic information. Designated Persons may not change elections in a way that would either increase or decrease the amount or percent of each paycheck being invested in the Company Stock Fund except to reduce the total contribution to zero. Designated Persons may not transfer existing account balances in the 401(k) Savings Plan (including Defined Contribution Retirement Program (“DCRP”) and Profit Sharing account balances) into or out of the Company Stock Fund. Designated Persons also may not take a withdrawal, distribution or loan from the Plan that would require liquidation of the Company Stock Fund or pre-pay a loan if that would result in an increase of holdings in the Company Stock Fund.
●	Stock Option Exercises. Designated Persons may exercise a stock option if cash is used to pay the exercise price and the tax withholding obligations but cannot sell the shares. Designated Persons may not do a broker-assisted cashless exercise or a net-settled exercise. Designated Persons may not exercise using stock or ask the Company to use stock to satisfy the tax withholding obligations. Designated Persons may elect to have the Company withhold stock to pay applicable withholding taxes upon the vesting of restricted stock units.
●	Transactions under an Approved Rule 10b5-1 Trading Plan. Designated Persons may make transactions (including stock option exercises and related sales) under a “Rule 10b5-1 trading plan” if the plan was made when the Designated Person did not have material nonpublic information. A Rule 10b5-1 trading plan is a written plan or written instruction to a broker that meets certain requirements laid out in SEC rules. In general, these rules require a Designated Person to specify the terms of future transactions (date, price, and number of shares to be bought or sold) in the Rule 10b5-1 trading plan and preclude subsequent exercises of discretion to change these terms. Because the requirements of a Rule 10b5-1 trading plan are technical, Designated Persons should consult with securities counsel before entering into such a plan. In addition, the initial trade under a Rule 10b5-1 trading plan may not occur until the later of (i) 90 calendar days after adoption (or modification) of the plan or (ii) two business days following the Company’s disclosure of its financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days after adoption or modification of the plan). Only certain types of modifications to an existing Rule 10b5-1 plan will trigger a new cooling-off period. A modification to the amount, price, or timing of the purchase or sale of the securities (or a modification to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of the securities) underlying a Rule 10b5-1 plan will be considered a termination of an existing plan and the adoption of a new plan, thus triggering a new cooling-off period.

In addition, a Designated Person may maintain two overlapping Rule 10b5-1 plans only if one of them is a successor trading plan under which trades are not scheduled to begin until completion or expiration of the predecessor plan. If the predecessor plan is terminated early, trading under the successor plan cannot commence until the applicable cooling-off period has run from the termination date of the predecessor plan. A Designated Person may use sell-to-cover arrangements that authorize the sale of only enough securities necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award.

Designated Persons are required to obtain the approval of the Company’s Director of Human Resources or CFO before entering into or modifying a Rule 10b5-1 trading plan.

Transactions made under an approved Rule 10b5-1 trading plan will not be subject to the prohibition on trading on the basis of material nonpublic information or the restrictions described below relating to pre-clearance procedures and blackout periods.

Examples

●	Example 1: A Designated Person overhears other employees discussing material nonpublic information but is not part of that conversation. This Designated Person would be prohibited from trading until the information is publicly available. If a Designated Person is not sure whether what was overheard is material nonpublic information, the Designated Person should check with the Company’s Director of Human Resources or CFO before trading.
●	Example 2: A Designated Person’s child is starting college and needs money for tuition. The Designated Person had planned to sell 500 shares of Company stock. Shortly before placing the sell order with the broker the Designated Person learns nonpublic information about the Company’s expected financial performance for the quarter. The Designated Person is prohibited from trading if in possession of material nonpublic information about the Company at the time of the proposed trade, even if the information did not play a role in the investment decision.

The answer would be different if, before the Designated Person learned the nonpublic information, the Designated Person had given broker instructions to sell the 500 shares on a specified date or at a specified price (a “limit order”), and these instructions satisfied the requirements for being a Rule 10b5-1 trading plan.

●	Example 3: A Designated Person was planning to donate 500 shares of Company stock to a favorite charity. Shortly before completing the gift the Designated Person learns nonpublic information about the Company’s expected financial performance for the quarter. Designated Persons are prohibited from completing the gift until the information is publicly available.

5.2 Prohibition on Disclosing Material Nonpublic Information

This prohibition applies to all directors, officers, and employees.

Nonpublic information includes information which has not been broadly disclosed to the marketplace via press releases, earnings calls or SEC filings – See Corporate Communications and Investor Relations Policies. Except in accordance with the guidelines set forth in this Policy, Designated Persons may not discuss or otherwise disclose material, nonpublic information with any person outside of the Company. Except as otherwise may be set forth herein or as required by law, and subject to the detailed provisions below regarding the disclosure of earnings information, all material, nonpublic information pertaining to the Company should initially be disclosed as follows: (i) by means of a widely disseminated press release; (ii) by filing of a material change report (Form 8-K) or other like form with applicable securities regulators; (iii) by another method reasonably expected to effect a broad and non-exclusionary distribution of information to the public; or (iv) pursuant to a confidentially agreement executed by the intended recipient of the information. “Selective disclosure” is the disclosure of material, nonpublic information to any individual or group prior to the broad public dissemination of that information. It is against Company policy to selectively disclose material, nonpublic information to people or groups outside the Company at any time, unless those people or groups are covered by Confidentiality or Nondisclosure Agreements, and such disclosure is in accordance with applicable law and for a valid business purpose. Additionally, the use of social networks, including corporate blogs, employee blogs, chat boards, Facebook, Twitter and the like, to disclose material, nonpublic information is considered selective disclosure and would violate this Policy. Except as described below, the Company will repeat or reaffirm only previously disclosed historical factual information about the Company when educating the public or a third party about the Company or when correcting misstatements about the Company that were initiated by the Company or an individual acting on the Company’s behalf. The situations in which the Company may disclose material, nonpublic Company information include, but are not limited to, the following:

(1) To correct as necessary a Company statement as soon as the Company discovers that it was, when made, incomplete, incorrect, inaccurate or misleading;

(2) To correct as necessary a third-party statement previously approved or adopted by the Company as soon as the Company discovers that it was, when approved, incomplete, incorrect, inaccurate or misleading;

(3)	When the Company or its insiders are trading in the Company’s stock;
(4)	To confirm, complete or correct as necessary information in the marketplace that appears to have been improperly disseminated by a Company source; or
(5)	Whenever the Company discovers that the information has been inadvertently disclosed to a limited audience.

The Company shall consult with counsel as necessary prior to disclosing any material, nonpublic Company information.

The Company will disclose other material, nonpublic Company information that the authorized spokespersons, upon consultation with the Company’s CFO, determine must be disclosed on a case-by-case basis.

As a matter of policy, any new material information that is to be intentionally discussed or presented in any meeting, conference or conversation with the investment community will be preceded by the issuance of a broadly disseminated news release or other appropriate public disclosure. If new material information is unintentionally disclosed in such a meeting or discussions with a member or members of the investment community, the Company will issue a news release containing that information, or provide other appropriate public disclosure, as soon as reasonably practical after the CFO is first informed of such unintentional disclosure.

It is a violation for a Designated Person to tell someone to buy or sell Company stock (without disclosing any nonpublic information) at a time when a Designated Person is in possession of material nonpublic information.  If a Designated Person discloses information (or suggests a transaction) in violation of this Policy (for example, to a family member or friend or business associate), and that person trades in Company securities, both the Designated Person and the other person may be found to have violated the law.  The Designated Person could be held liable for the “tipee’s” violation even if the Designated Person did not make any profit from the trading.  The same rules apply with respect to trading in the securities of other companies.

5.3 Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or employee of the Company, any other Designated Person or any of his or her designees to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws.  Therefore, it is the Company’s policy that directors, officers and employees of the Company, other Designated Persons and any of their designees may not engage in any of the following transactions:

●	Short Sales. Short sales of the Company’s securities (i.e., sales of securities that are not then owned) evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits the Company’s directors and officers from engaging in short sales.
●	Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s common stock and therefore creates the appearance that the director, officer, employee or other Designated Person is trading based on inside information. Transactions in options also may focus the director’s, officer’s, employee’s, or other Designated Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”
●	Margin Accounts and Pledges. Securities held in a margin account may be sold without the director’s, officer’s, employee’s, or other Designated Person’s consent by the broker if the director, officer, employee, or other Designated Person fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold by the lender in foreclosure if the director, officer, employee, or other Designated Person defaults on the loan. Because a margin or foreclosure sale may occur at a time when the director, officer, employee, or other Designated Person is aware of material nonpublic information or otherwise are not permitted to trade in Company securities, directors, officers, employees, and other Designated Persons are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

An exception to this prohibition may be granted where the director, officer, employee, or other Designated Person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.  If a director, officer, employee, or other Designated Person wishes to pledge Company securities as collateral for a loan under this exception, the director, officer, employee, or other Designated Person must submit a request for approval to the Company’s CFO at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.  If such approval is granted, the director, officer, employee, or other Designated Person will still be responsible for assuring there are no sales of Company securities in violation of this Policy.

●	Hedging Transactions. Hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow the director, officer, employee, or other Designated Person to lock in much of the value of the director’s, officer’s, employee’s or other Designated Person’s stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer, employee, or other Designated Person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, a director, officer, employee, or other Designated Person may no longer have the same objectives as the Company’s other stockholders. Therefore, directors, officers, employees, and other Designated Persons are prohibited from engaging in any hedging transactions.

In addition, from time to time, the Company may determine that other types of transactions by directors, officers and employees of the Company, other Designated Persons or any of their designees shall be prohibited or shall be permitted only with the prior written consent of the Company’s Director of Human Resources or CFO.

5.4 Post-Termination Transactions

This Policy continues to apply to a Designated Person’s transactions in Company securities even after termination of employment or service as a director.  If a Designated Person is in possession of material nonpublic information when employment or service terminates, the Designated Person may not trade in Company securities until that information has become public or is no longer material.  Similarly, if employment or service terminates during a blackout period, a Designated Person may not trade in Company securities until the end of the blackout period.

5.5 Blackout Policy

Because quarterly and annual financial results generally are material, Designated Persons, together with their Family members and other members of their households, are prohibited from trading in Company securities during the Company’s “blackout period” at the end of each calendar quarter.  The blackout period starts at the close of trading on the third Tuesday of the last month in the quarter (March, June, September, and December) and ends on commencement of trading on the second day after the date the earnings are released.  This blackout policy applies even if a Designated Person does not have material nonpublic information.

The Company may from time to time impose special additional blackout periods in connection with specific events or circumstances, such as consideration of major strategic decisions, negotiation of significant transactions, or other major developments outside the normal quarterly blackout periods.  Any such special blackout period may be imposed by joint action of any two of the Company’s President & CEO, COO, Director of Human Resources and CFO, who shall notify the affected groups of employees that they will be treated as “Designated Persons” until they are notified that the special blackout period has ended. Persons designated as Designated Persons with respect to such a special blackout period shall keep the existence of the blackout period confidential.

What transactions are prohibited during a blackout period?

All transactions in Company securities, including gifts of Company securities, are prohibited during a blackout period except the limited group of transactions that are permitted when a person has material nonpublic information.  These permitted transactions are listed in Section 5.1 of this Policy under the caption “Prohibition on Trading when in Possession of Material Nonpublic Information”.  In addition, a 10b5-1 plan cannot be established during a blackout period.  Even if a blackout period is not in effect, at no time can a Designated Person trade if that Designated Person is aware of material nonpublic information.

5.6 Pre-clearance of Transactions in Company Securities – for Designated Persons

Designated Persons are required to pre-clear their transactions in Company securities and transactions in Company securities of their Family members and other members of their households (except ongoing routine contributions to the Company Stock Fund under the 401(k) Savings Plan).  Changes in 401(k) Savings Plan contribution elections and transfers of existing account balances into or out of the Company Stock Fund (including by loan or withdrawal) are subject to this pre-clearance requirement. Designated Persons are required to notify the Company’s Director of Human Resources or CFO of their intention to engage in any transaction in Company securities delay the proposed transaction until they have been given clearance to engage in the transaction.  Once clearance has been given, the person has a two-business day period in which to affect the transaction (assuming the transaction is not prohibited by any other provision of the Insider Trading Policy at that time). At the end of this period a new pre-clearance is required.

Pre-clearance is also required in order to enter into or modify a Rule 10b5-1 trading plan.  The 10b5-1 trading plan (or modification of such plan) must be approved in writing before a Designated Person adopts it.  Designated Persons should submit the plan at least two weeks before the Designated Peron plans to adopt (or modify) it.  Once the trading plan has been approved, transactions covered by the trading plan do not require additional pre-clearance.  However, Designated Persons (or their brokers) are required to notify the Company’s Director of Human Resources and CFO of each transaction under the trading plan the day it occurs.

The purpose of this pre-clearance policy is to make sure there is no pending event that could create an appearance of improper trading.  However, the fact that a requested transaction has been pre-cleared does not absolve the Designated Person from responsibility (under the law or this Policy) if the Designated Person in fact has material nonpublic information at the time of trading.  Accordingly, before requesting pre-clearance Designated Persons should consider carefully whether Designated Persons are aware of any information that might be regarded as material, and if a Designated Person is aware of information that might be material, that Designated Person should expressly refer to it as part of the pre-clearance request.  In addition, for Section 16 Persons, the pre-clearance policy helps assure timely compliance with Section 16 reporting requirements, described below. (Although transactions under a Rule 10b5-1 plan do not require pre-clearance under this Policy, they are subject to Section 16.)

5.7 Additional Trading Restrictions for Officers and Directors

The following additional restrictions apply to trading in Company securities by executive officers and directors of the Company.  More detailed information about these requirements is periodically provided by the Company.  Additional information about these restrictions can be obtained from the Company’s Senior Executive Vice President - CFO.

Section 16

Section 16 Persons are required by law to pay over to the Company any profit realized from a purchase and sale (in any order) of any Company equity security (including derivative securities) within any period of less than six months.  The application of this provision is extremely complex and there is an active plaintiffs’ bar seeking to recover “short swing profits” on behalf of companies.  Therefore, neither a Designated Person, any member of a Designated Peron’s Family, nor any corporation, trust, partnership or other entity which a Designated Person or a Designated Person’s Family control or in which a Designated Person has a significant interest should engage in any transaction in Company securities which takes place within six months of any other transaction in Company securities by a Designated Person or any such person without first checking the Section 16 implications with the Company’s Human Resources Department.

Section 16 also requires Section 16 Persons to file reports with the SEC showing their holdings of and transactions in equity securities of the Company.  Most transactions in Company securities (including derivative securities) are required to be reported on Form 4.  In most cases, the Form must be filed within two business days after a reportable transaction occurs.  For example, if a transaction is executed on a Monday, the Form 4 must be filed with the SEC on the following Wednesday.  All Section 16 reports are required to be filed electronically.  Although the Company will assist Section 16 Persons in preparing and filing the required reports, they remain individually responsible for reporting their transactions.

In order to enable the Company to timely prepare Form 4 reports, Section 16 Persons should instruct their brokers to notify the Company’s Human Resources Department of the details of any transaction in Company securities (number of shares and price) on the day the transaction is executed.  Such notification should be provided by telephone to Russ Fleishman (at (718) 512-2717) and e-mail (rfleishman@flushingbank.com ). Notification should also be provided to Susan Cullen, CFO (at (516) 209-3622) and email (scullen@flushingbank.com).

Rule 144

Section 16 Persons also are required to sell their Company securities in compliance with SEC Rule 144 (or another exemption from Securities Act registration).  In general, Rule 144 permits open market sales that are made in regular brokers’ transactions (without any solicitation of buy orders by the broker), subject to certain restrictions.  The Rule also applies to sales by a Section 16 Person’s spouse, other relatives of a Section 16 Person who share his or her home, and certain related trusts, estates, or corporations.  In order to assure compliance with the provisions of Rule 144, Section 16 Persons should tell their brokers at the time of placing a sell order that such sales are subject to Rule 144.

One of the requirements of Rule 144 is that a notice on Form 144 must be filed with the SEC if sales under the Rule in any three-month period will exceed 5,000 shares or $50,000 in amount.  The Form is to be filed at or prior to the time the sell order is placed with the broker.

401(K) Blackout Rules

If participants in the Company’s 401(k) Savings Plan are temporarily prohibited from acquiring or disposing of shares of Company stock under the Plan, Section 16 Persons will be prohibited from engaging in most transactions involving Company securities and derivative securities (whether or not under a Company benefit plan) during the same period.  Designated Persons will be notified in advance of any such trading suspension.

5.8 Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Company’s Director of Human Resources or CFO.  Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the Designated Person.